As filed with the Securities and Exchange Commission on January , 2018

Registration No. 333-216050

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 9
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Liberty Oilfield Services Inc.
(Exact name of registrant as specified in its charter)

Delaware	**1389**	**81-4891595**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

950 17th Street, Suite 2400
Denver, Colorado 80202
(303) 515-2800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Christopher A. Wright
Chief Executive Officer
950 17th Street, Suite 2400
Denver, Colorado 80202
(303) 515-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman **E. Ramey Layne** **Vinson & Elkins L.L.P.** **1001 Fannin, Suite 2500** **Houston, Texas 77002** **(713) 758-2222**	**Joshua Davidson** **Baker Botts L.L.P.** **One Shell Plaza** **910 Louisiana Street** **Houston, Texas 77002** **(713) 229-1234**

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	12,321,429	$15.00	$184,821,435	$23,010.27

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 1,607,143 additional shares of Class A common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) The Registrant previously paid the total registration fee of $23,010.27 in connection with previous filings of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS
(Subject to Completion, dated January   , 2018)

10,714,286 Shares



Liberty Oilfield Services Inc.

CLASS A COMMON STOCK

This is the initial public offering of the Class A common stock of Liberty Oilfield Services Inc., a Delaware corporation. We are offering 10,714,286 shares of our Class A common stock. No public market currently exists for our Class A common stock. We are an "emerging growth company" and are eligible for reduced reporting requirements. Please see "Prospectus Summary—Emerging Growth Company Status" and "Risk Factors."

We have been authorized to list our Class A common stock on the New York Stock Exchange under the symbol "LBRT."

We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

Upon consummation of this offering, based upon the mid-point of the range of the initial public offering price, investors in this offering will hold 16.1% of the Class A common stock, representing 9.2% of the total voting stock outstanding. Legacy Owners (as defined herein) will hold 90.8% of the total voting stock outstanding, including 100.0% of the Class B common stock, which vote together with the Class A common stock as a single class. Because certain of the Legacy Owners will collectively hold over 62.7% of the total voting stock outstanding, we will be a "controlled company" under the rules of the New York Stock Exchange. Please see "Prospectus Summary—Controlled Company Status."

Investing in our Class A common stock involves risks. Please see "Risk Factors" beginning on page 23 of this prospectus.

	Per share	Total
Price to public	$	$
Underwriting discounts and commissions[1]	$	$
Proceeds to Liberty Oilfield Services Inc. (before expenses)	$	$

(1)   We refer you to "Underwriting (Conflicts of Interest)" beginning on page 135 of this prospectus for additional information regarding underwriting compensation.

We and the selling shareholder have granted the underwriters the option to purchase up to 1,607,143 additional shares of Class A common stock on the same terms and conditions set forth above if the underwriters sell more than 10,714,286 shares of Class A common stock in this offering. We intend to use any net proceeds received by us from the exercise of the underwriters' option to purchase additional shares to redeem equity interests in us and Liberty LLC (as defined herein) held by certain Legacy Owners. We will not receive any proceeds from the sale of shares by the selling shareholder.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about   2018.

Morgan Stanley   **Goldman Sachs & Co. LLC**   **Wells Fargo Securities**

Citigroup   **J.P. Morgan**   **Evercore ISI**

Simmons & Company International   **Tudor, Pickering, Holt & Co.**
    Energy Specialists of Piper Jaffray

Houlihan Lokey   **Intrepid Partners**   **Petrie Partners Securities**   **SunTrust Robinson Humphrey**

Prospectus dated January   , 2018

TABLE OF CONTENTS

———————————

Neither we, the selling shareholder nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling shareholder and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources, including data from Baker Hughes Incorporated and Coras Oilfield Research. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we, the selling shareholder nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

We define "total U.S. marketable fracturing capacity" as total hydraulic horsepower ("HHP") capable of fracturing a well, excluding stacked equipment not immediately available for service and equipment undergoing refurbishment or maintenance, as reported by an independent industry source.

We define "total U.S. fracturing capacity" as the total HHP, regardless of whether such HHP is active and deployed, marketable and not deployed or inactive, as reported by an independent industry source.

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated or required by the context, all references in this prospectus to "Liberty Inc.," the "Company," "we," "us" or "our" relate to Liberty Oilfield Services Inc. and its consolidated subsidiaries after giving effect to the corporate reorganization contemplated immediately prior to the completion of this offering. References in this prospectus to "selling shareholder" refer to the entity identified as the selling shareholder in "Principal and Selling Shareholders." References in this prospectus to "Liberty LLC" refer to Liberty Oilfield Services New HoldCo LLC, the entity which will own our operating subsidiaries, Liberty Oilfield Services LLC ("Liberty Services") and LOS Acquisition Co I LLC ("ACQI" and as combined, our "accounting predecessor"). References in this prospectus to "Liberty Holdings" refer to Liberty Oilfield Services Holdings LLC, the entity which currently owns our operating subsidiaries.

Except as otherwise indicated, all information contained in this prospectus assumes an initial public offering price of $14.00 per share of Class A common stock (the mid-point of the range set forth on the cover of this prospectus), an equivalent 5-day VWAP (as defined herein) and that the underwriters do not exercise their option to purchase additional shares and excludes Class A common stock reserved for issuance under our long-term incentive plan and our Legacy Plan (as defined herein). While the equipment and amount of HHP required for a customer project varies, we calculate our total HHP, as used in this prospectus, by multiplying our number of standard fleets by 40,000 HHP and high pressure fleets by 50,000 HHP, based on 2,500 HHP per pump in the fleet as well as ancillary pumping equipment.

LIBERTY OILFIELD SERVICES INC.

Overview

We are a rapidly growing independent provider of hydraulic fracturing services to onshore oil and natural gas exploration and production ("E&P") companies in North America. We have grown organically from one active hydraulic fracturing fleet (40,000 HHP) in December 2011 to 19 active standard fleets (760,000 HHP) in December 2017. The demand for our hydraulic fracturing services exceeds our current capacity, and we expect, based on discussions with customers, to deploy three additional standard fleets (120,000 HHP), as well as upgrade four existing standard fleets to high pressure fleets (40,000 HHP), by the end of the second quarter of 2018, for a total of 22 active fleets (aggregating to a total of 1,030,000 HHP including 18 standard and four high pressure fleets and 110,000 HHP of additional support). Our three additional standard fleets consist of one fleet we previously acquired and are upgrading to our specifications and two ordered fleets currently being built to our specifications. We provide our services primarily in the Permian Basin, the Eagle Ford Shale, the Denver-Julesburg Basin (the "DJ Basin"), the Williston Basin and the Powder River Basin. Our customer base includes a broad range of E&P companies, including Extraction Oil & Gas, Inc., SM Energy Company, Continental Resources, Inc., Devon Energy Corporation, Newfield Exploration Company, Noble Energy, Inc., PDC Energy, Inc. and Anadarko Petroleum Corporation.

Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies, Inc. ("Pinnacle Technologies") into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a major role in launching the shale revolution. Our extensive experience with fracture technologies and customized fracture design has enabled us to develop new technologies and processes that provide our customers with real time solutions that significantly enhance their completions. These technologies include hydraulic fracture propagation models, reservoir engineering tools, large, proprietary shale production databases and multi-variable statistical analysis techniques. Taken together, these technologies have enabled us to be a leader in hydraulic fracture design innovation and application.

We believe the following characteristics distinguish us from our competitors and are the foundations of our business: forming ongoing partnerships of trust and innovation with our customers; developing and utilizing technology to maximize well performance; and promoting a people-centered culture focused on our employees, customers and suppliers. We have developed strong relationships with our customers by investing significant time in fracture design collaboration, which substantially enhances their production economics. Our technological innovations have become even more critical as E&P companies have increased the completion complexity and fracture intensity of horizontal wells. We are proactive in developing innovative solutions to industry challenges, including developing: (i) our proprietary databases of U.S. unconventional wells to which we apply our proprietary multi-variable statistical analysis technologies to provide differential insight into fracture design optimization; (ii) our Liberty Quiet Fleet™ design which significantly reduces noise levels compared to conventional hydraulic fracturing fleets; and (iii) our hydraulic fracturing fluid system tailored to the reservoir properties in the DJ Basin which materially reduces completion costs without compromising production. We foster a people-centered culture built around honoring our commitments to customers, partnering with our suppliers and hiring, training and retaining people that we believe to be the best talent in our field, enabling us to be one of the safest and most efficient hydraulic fracturing companies in the United States.

While our industry experienced a significant downturn from late 2014 through the first half of 2016, we significantly increased our capacity while maintaining full utilization. We performed approximately 50% more hydraulic fracturing stages in 2015 than in 2014 and approximately 20% more hydraulic fracturing stages in 2016 than in 2015. This trend has continued into 2017. During the downturn, total U.S. marketable fracturing capacity declined between 40% and 60%. In contrast, over 95% of our capacity was active and deployed during this period. We believe our utilization reflects the strong partnerships we have built with our customers and we believe these partnerships will continue to support the demand for our services as we deploy two new fleets and one previously acquired fleet that we are currently upgrading to our specifications by the second quarter of 2018.

Industry Trends and Market Recovery

Demand for our hydraulic fracturing services is predominantly influenced by the level of drilling and completion by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. More specifically, demand for our hydraulic fracturing services is driven by the completion of hydraulic fracturing stages in unconventional wells, which, in turn, is driven by several factors including rig count, well count, service intensity and the timing and style of well completions.

Overall demand and pricing for hydraulic fracturing services in North America has declined from their highs in late 2014 as a result of the downturn in hydrocarbon prices and the corresponding decline in E&P activity. While the pricing for our hydraulic fracturing services declined substantially, negatively affecting our revenue per average active HHP, and has not returned to its 2014 highs, the industry witnessed an increase in demand for these services beginning in the third quarter of 2016 and continuing into 2017 as hydrocarbon prices have recovered somewhat, and we are currently experiencing price increases and increases in our revenue per average active HHP. We expect this demand to continue to increase as E&P companies increase drilling and completion activities. According to Baker Hughes Incorporated's ("Baker Hughes") North American Rig Count,

discussions with our customers, we expect to deploy three additional fleets (120,000 HHP) to these regions once they are completed as well as additional supporting HHP, which we currently anticipate occurring by the end of the second quarter of 2018. The demand for our hydraulic fracturing services exceeds our current capacity, and we expect to continue to increase our scale in these regions in response to customer demand. The map below represents our current and projected areas of operation and fleets deployed in each area:


Williston Basin
Powder River Basin
DJ Basin
12 Active Fleets (+ 1 fleet)
7 Active Fleets (+ 2 fleets)
Permian Basin
Eagle Ford Basin

- *Innovative approach to engineering and operations.* We believe our focus on providing innovative solutions to customers distinguishes us from our competitors. We believe that publicly available production data, together with completion efficiency data published by our customers, shows that our innovations in stimulation design and execution help our clients complete more productive and cost effective wells in shorter times, while improving our operating results. These innovations include custom fluid systems, perforating strategies and pressure analysis techniques. For example, we developed a customized hydraulic fracturing fluid ("Liberty Spirit™") for our customers in the DJ Basin. Liberty Spirit™ fills the gap between slickwater and conventional cross-linked gel fluid systems and has materially reduced completion costs without compromising production. Our culture of innovation and problem solving also extends to the operational aspects of fracture stimulation. Novel equipment and applications help ensure that our service is provided with less impact on the environment. We spent two years developing our Liberty Quiet Fleet™ design that materially reduces noise levels compared to conventional fracturing fleets, providing customers increased flexibility in the location of drilling pads and promoting the necessary community support for development in populated areas. We deployed a number of fleets capable of operating on either diesel or natural gas ("dual fuel fleets"), which lower emissions relative to traditional fracturing fleets. In addition, our containerized sand delivery program reduces dust and noise and minimizes trucking demurrage typically associated with proppant delivery to the well site. These innovations demonstrate our commitment to identifying and addressing the needs of our customers to reduce their costs and maximize their returns. Finally, we were the first company to partner with a third-party development company in the creation and testing of a new technology that is designed to add proppant downstream of the high pressure pumps. This technology (the "Vorteq Missile™") is projected to be commercial in 2018 and is designed to significantly reduce our maintenance costs, minimize downtime due to jobsite pump failure and extend the useful lives of high pressure pumps.
- *Long-term relationships with a diverse customer base of E&P companies*. We have developed long term partnerships with our customers through a continuous dialogue focused on their production

and maintenance costs, while enhancing our ability to provide reliable, consistent service. Our modern fleets have an average age of approximately 3.5 years. We have purchased or ordered 13 new fleets (520,000 HHP) since 2012. In 2016, we took advantage of the industry downturn and more than doubled our capacity through the opportunistic acquisitions of nine fleets (360,000 HHP) built within the last seven years and have invested significant capital to upgrade them to our specifications. Taken together, we expect to have 22 fleets (aggregating to a total of 1,030,000 HHP including 110,000 HHP of additional support) deployed to customers before the end of the second quarter of 2018. We believe that our modern, well-maintained fleets allow us to provide a high level of service to our customers. In addition, we have built a strong relationship with the assembler of our custom-designed hydraulic fracturing fleets and believe we will continue to have timely access to new, high capability fleets as we continue to grow.

- *Experienced, incentivized and proven management team and supportive sponsor*. Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a leading role in launching the shale revolution. Our management team has an average of over 20 years of oilfield services experience, and the majority of our management team worked together before founding Liberty Holdings. In addition, our chief executive officer is also the Executive Chairman of Liberty Resources LLC ("Liberty Resources"), an affiliated E&P company primarily operating in the Williston Basin, which gives us insight into our customers' needs. We have partnered with Liberty Resources and other customers to demonstrate, by application, the effectiveness of certain of our technological innovations. Further, our management team has significant equity ownership in us, which aligns their incentives with the investors in this offering. Following this offering, our executive officers will own an approximate 5.1% economic interest in us. In addition, following the offering, funds affiliated with Riverstone Holdings LLC ("Riverstone"), an energy- and power-focused private investment firm founded in 2000 with approximately $38 billion of capital raised, will own a significant economic interest in us. We believe that we have benefited from Riverstone's involvement in our business and expect to continue to benefit from their ongoing involvement following this offering.

Our Business Strategy

We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

- *Expand through continued organic growth*. After growing steadily from one fleet at inception in 2011 to six fleets in mid 2016 (240,000 HHP), we have deployed 13 fleets (520,000 HHP) based on customer demand since June 2016 and plan to deploy three more fleets (120,000 HHP) in response to existing customer demand by the end of the second quarter of 2018. Because the demand for our services exceeds our current deployed and active capacity, we intend to use a portion of the proceeds from this offering and future revenue to fund the construction, refurbishment and upgrade costs for additional fleets to be deployed beginning in the first half of 2018. We may also selectively pursue attractive asset acquisitions that meet our quality standards and targeted returns on invested capital and that enhance our market positioning and geographic presence. We believe this strategy will facilitate the continued expansion of our customer base and geographic presence.

- *Capitalize on the recovery and long-term trends within unconventional resource plays.* According to Baker Hughes' North American Rig Count, the number of active rigs in the United States reached a low of 404 as reported on May 27, 2016 but has since recovered by more than 130% to 931 active rigs conditions. We expect to finance our organic growth primarily with cash generated from our operations, availability under our ABL Credit Facility, as described below, and proceeds from this offering.

Recent Developments

Debt Refinancing

On September 19, 2017, Liberty Services and ACQI entered into two new credit facilities (the "Credit Facilities"), consisting of a $175.0 million, five-year term loan (the "Term Loan Facility") and a $250.0 million asset-based revolving credit facility subject to a borrowing base (the "ABL Credit Facility"). The ABL Credit Facility also has a term of approximately five years. Concurrent with entering into the Credit Facilities, Liberty Services and ACQI repaid and terminated its prior credit facility (the "Prior Credit Facility").

Preliminary Estimate of Selected Fourth Quarter 2017 Financial Results

Although our results of operations as of and for the three months ended December 31, 2017 are not yet final, based on the information and data currently available, we estimate, on a preliminary basis, that revenue will be within a range of $447.0 million to $455.0 million for the three months ended December 31, 2017, as compared to $155.7 million for the same period in 2016. This increase is primarily attributable to the combined effect of an increase in average active HHP deployed and improved pricing for our services. Based on currently available information, we also estimate that our net income will be within a range of $54.0 million to $61.0 million for the three months ended December 31, 2017, as compared to a net loss of $4.4 million for the same period in 2016. The improved results are primarily attributable to the factors discussed above, partially offset by increased expenses related to additional active HHP deployed. In addition, we estimate that Adjusted EBITDA will be within a range of $90.0 million to $95.0 million for the three months ended December 31, 2017, as compared to $9.9 million for the same period in 2016. The increase primarily relates to higher revenues generated from increased activity and improved pricing during the three months ended December 31, 2017 as compared to the same period in 2016, partially offset by incremental costs of owning and operating additional hydraulic fracturing fleets.

EBITDA and Adjusted EBITDA Description and Reconciliation

EBITDA and Adjusted EBITDA are not financial measures presented in accordance with generally accepted accounting principles in the United States of America ("GAAP"). We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted to eliminate the effects of items such as new fleet or new basin start-up costs, costs of asset acquisitions, gain or loss on the disposal of assets, asset impairment charges, bad debt reserves and non-recurring expenses that management does not consider in assessing ongoing performance.

EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that we believe are useful to external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and other items that impact the comparability of financial results from period to period. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for the three months ended December 31, 2017 (estimated) and 2016 (actual):

	Three months ended		
	December 31, 2017 (High)	December 31, 2017 (Low)	December 31, 2016 (Actual)
	(in millions, unaudited)		
Net income (loss)	$61.0	$54.0	$ (4.4)
Depreciation and amortization	25.5	26.5	11.2
Interest expense	5.5	6.0	1.6
EBITDA	92.0	86.5	8.4
Fleet start-up costs	3.0	3.5	2.6
Asset acquisition costs	—	—	1.6
(Gain) loss on disposal of assets	—	—	(2.6)
Adjusted EBITDA	$95.0	$90.0	$10.0

The preliminary financial information included in this registration statement reflects management's estimates based solely upon information available to us as of the date of this submission and is the responsibility of management. The preliminary financial results presented above are not a comprehensive statement of our financial results for the three months ended December 31, 2017. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm, Deloitte & Touche LLP. Accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information. The preliminary financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the three months ended December 31, 2017 are not available and may differ materially from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results. For instance, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Accordingly, the revenue, net income (loss), EBITDA and Adjusted EBITDA for any particular period may not be indicative of future results. See "Cautionary Note Regarding Forward-Looking Statements."

Corporate Reorganization

We were incorporated as a Delaware corporation in December 2016. Following this offering and the related transactions, we will be a holding company whose only material asset will consist of membership interests in Liberty LLC. Liberty LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Liberty LLC and will be responsible for all operational, management and administrative decisions relating to Liberty LLC's business and will consolidate financial results of Liberty LLC and its subsidiaries.

In connection with the offering:

(a) Liberty Holdings will contribute all of its assets to Liberty LLC in exchange for ownership interests in Liberty LLC, which we refer to in this prospectus as "Liberty LLC Units";

(b) Liberty Holdings will liquidate and distribute to its existing owners, including affiliates of Riverstone and certain members of our management team (the "Legacy Owners"), Liberty LLC Units in accordance with its limited liability company agreement, with the allocation of such Liberty LLC Units among the Legacy Owners to be later determined, pursuant to the terms of the limited liability company agreement of Liberty Holdings and the master reorganization agreement (the "Master Reorganization Agreement"), a form of which is filed as an exhibit to the registration statement of which this prospectus is a part, by reference to an implied valuation for us based on the 5-day volume weighted average price (subject to a collar) of our Class A common stock ("5-day VWAP") for the first five days it is traded on the New York Stock Exchange ("NYSE");

(c) certain of the Legacy Owners will directly or indirectly contribute all of their Liberty LLC Units to Liberty Inc. (we refer to such Legacy Owners as the "Exchanging Owners") in exchange for shares of Class A common stock;

(d) certain of the Legacy Owners will contribute only a portion of their Liberty LLC Units to Liberty Inc. (we refer to such Legacy Owners as the "Liberty Unit Holders") in exchange for shares of Class A common stock and will continue to directly own a portion of the Liberty LLC Units following this offering;

(e) Liberty Inc. will issue 10,714,286 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(f) Liberty Inc. will issue to each Liberty Unit Holder a number of shares of Class B common stock equal to the number of Liberty LLC Units held by such Liberty Unit Holder following this offering; and

(g) Liberty Inc. will contribute the net proceeds of this offering to Liberty LLC in exchange for an additional number of Liberty LLC Units such that Liberty Inc. holds a total number of Liberty LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and the offering contemplated by this prospectus, Liberty Inc. will own an approximate 57.2% interest in Liberty LLC (or 57.4% if the underwriters' option to purchase additional shares is exercised in full), and the Liberty Unit Holders will own an approximate 42.8% interest in Liberty LLC (or 42.6% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal and Selling Shareholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list Class B common stock on any exchange.

Following this offering, under the Amended and Restated Limited Liability Company Agreement of Liberty LLC (the "Liberty LLC Agreement"), each Liberty Unit Holder will, subject to certain limitations, have the right (the "Redemption Right") to cause Liberty LLC to acquire all or a portion of its Liberty LLC Units for, at Liberty LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Liberty LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. We will determine whether to issue shares of Class A common stock or cash based on facts in existence at the time of the decision, which we expect would include the relative value of the Class A common stock (including trading prices for the Class A common stock at the time), the cash purchase price, the availability of other sources of liquidity (such as an issuance of preferred stock) to acquire the Liberty LLC Units and alternative uses for such cash. Alternatively, upon the exercise of the Redemption Right, Liberty Inc. (instead of Liberty LLC) will have the right (the "Call Right") to, for administrative convenience, acquire each tendered Liberty LLC Unit directly from the redeeming Liberty Unit Holder for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Liberty Inc., Liberty Inc. has the right to require each holder of Liberty LLC Units (other than Liberty Inc.) to exercise its Redemption Right with respect to some or all of such unitholder's Liberty LLC Units. In connection with any redemption of Liberty LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Party Transactions—Liberty LLC Agreement."

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):



Liberty Unit Holders(1)
Other Legacy Owners(2)
Investors in this offering
11.0% Class A Common Stock
100.0% Class B Common Stock
49.1% Total Voting Power
72.9% Class A Common Stock
41.7% Total Voting Power
16.1% Class A Common Stock
9.2% Total Voting Power
Liberty Oilfield Services Inc.
(NYSE: LBRT)
49,678,427 Liberty LLC Units
42.8% of Liberty LLC Units
Sole Managing Member
66,500,175 Liberty LLC Units
57.2% of Liberty LLC Units
Liberty Oilfield Services New HoldCo LLC
(Liberty LLC)
Operating Subsidiaries

(1) Consists of Legacy Owners including Riverstone.
(2) Includes the Exchanging Owners who consist of affiliates of Riverstone, certain members of management and other Legacy Owners.

Our Principal Shareholders

Upon completion of this offering, the Legacy Owners will initially own 49,678,427 Liberty LLC Units, and 55,785,889 shares of Class A common stock, representing approximately 48.0% of the voting power of the Company, and 49,678,427 shares of Class B common stock, representing approximately 42.8% of the voting power of the Company. For more information on our corporate reorganization and the ownership of our common stock by our principal and selling shareholders, see "Corporate Reorganization" and "Principal and Selling Shareholders."

Funds affiliated with Riverstone own a substantial interest in Liberty Inc. and Liberty LLC. Riverstone is an energy- and power-focused private investment firm founded in 2000 by David M. Leuschen and Pierre F. Lapeyre, Jr. with approximately $38 billion of capital raised. Riverstone conducts buyout and growth capital investments in the E&P, midstream, oilfield services, power, and renewable sectors of the energy industry. With offices in New York, London, Houston and Mexico City, Riverstone has committed more than $37 billion to more than 150 investments in North America, Latin America, Europe, Africa, Asia and Australia.

Risk Factors

Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled "Risk Factors" beginning on page 23 for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

- Our business depends on domestic capital spending by the oil and natural gas industry, and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition.

- The volatility of oil and natural gas prices may adversely affect the demand for our hydraulic fracturing services and negatively impact our results of operations.

- Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

- Reliance upon a few large customers may adversely affect our revenue and operating results.

- We face intense competition that may cause us to lose market share and could negatively affect our ability to market our services and expand our operations.

- We rely on a limited number of third parties for sand, proppant and chemicals, and delays in deliveries of such materials or increases in the cost of such materials could harm our business, results of operations and financial condition.

- We currently rely on one assembler and a limited number of suppliers for major equipment to both build new fleets and upgrade any fleets we acquire to our custom design, and our reliance on these vendors exposes us to risks including price and timing of delivery.

- Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.

- Federal, state and local legislative and regulatory initiatives relating to induced seismicity and hydraulic fracturing as well as governmental reviews of such activities may serve to limit future oil and natural gas exploration and production activities and could have a material adverse effect on our results of operations and business.

- We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant costs and liabilities.

- We rely on a few key employees whose absence or loss could adversely affect our business.

- We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Liberty LLC, and we will be accordingly dependent upon distributions from Liberty LLC to pay taxes, make payments under the Tax Receivable Agreements and cover our corporate and other overhead expenses.

- If we experience a change of control (as defined under the Tax Receivable Agreements, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreements terminate early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreements (determined by applying a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points).

- The Legacy Owners have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

- Riverstone and its respective affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable Riverstone to benefit from corporate opportunities that might otherwise be available to us.

Emerging Growth Company Status

We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley") and the reduced disclosure obligations regarding executive compensation in our periodic reports. In addition, Section 107 of the Jumpstart Our Business Startups Act (the "JOBS Act") provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies. We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "Risk Factors—Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies."

Controlled Company Status

Because the Liberty Unit Holders, together with affiliates of Riverstone, will initially own 49,678,427 Liberty LLC Units, 23,168,604 shares of Class A common stock and 49,678,427 shares of Class B common stock, representing approximately 62.7% of the voting power of our company following the completion of this offering, we expect to be a controlled company as of the completion of the offering under the Sarbanes-Oxley Act and rules of the NYSE. A controlled company does not need its board of directors to have a majority of independent directors or to form an independent compensation or nominating and corporate governance committee. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one

THE OFFERING

Class A common stock offered by us . . . . 10,714,286 shares (12,077,785 shares if the underwriters' option to purchase additional shares is exercised in full).

Class A common stock offered by the selling shareholder . . . . 243,644 shares if the underwriters' option to purchase additional shares is exercised in full.

Class A common stock to be outstanding immediately after completion of this offering . . . . 66,500,175 shares (66,707,087 shares if the underwriters' option to purchase additional shares is exercised in full).

Class B common stock to be outstanding immediately after completion of this offering . . . . 49,678,427 shares, (49,471,515 shares if the underwriters' option to purchase additional shares is exercised in full) or one share for each Liberty LLC Unit held by the Liberty Unit Holders immediately following this offering. Class B shares are non-economic. In connection with any redemption of Liberty LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Voting power of Class A common stock after giving effect to this offering . . . . 57.2% (or 100.0% if all outstanding Liberty LLC Units held by the Liberty Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering, the Exchanging Owners and the Liberty Unit Holders will initially own 48,444,318 and 7,341,571 shares of Class A common stock, respectively, representing approximately 41.7% and 6.3% of the voting power of the Company, respectively.

Voting power of Class B common stock after giving effect to this offering . . . . 42.8% (or 0% if all outstanding Liberty LLC Units held by the Liberty Unit Holders were redeemed (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis). Upon completion of this offering the Liberty Unit Holders will initially own 49,678,427 shares of Class B common stock, representing approximately 42.8% of the voting power of the Company. The Exchanging Owners will not own any shares of Class B common stock.

Voting rights . . . . Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See "Description of Capital Stock."

Use of proceeds	We expect to receive approximately $132.0 million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable by us ($149.9 million of net proceeds if the underwriters' option to purchase additional shares is exercised).
	We intend to contribute the net proceeds of this offering received by us to Liberty LLC in exchange for Liberty LLC Units. Liberty LLC will use the net proceeds (i) to repay our outstanding borrowings and accrued interest under our ABL Credit Facility, totaling approximately $30.2 million as of December 15, 2017, (ii) to repay 35% of our outstanding borrowings, accrued interest and prepayment premium under the Term Loan Facility, totaling approximately $62.6 million as of December 15, 2017 and (iii) for general corporate purposes, including additional repayment of debt and funding a portion of our 2018 and other future capital expenditures. We intend to use any net proceeds received by us from the exercise of the underwriters' option to purchase additional shares to purchase shares of Class A common stock or Liberty LLC Units from, or pay consideration to, certain Legacy Owners. We will not receive any proceeds from the sale of shares by the selling shareholder. Please see "Use of Proceeds."
Conflicts of Interest	Because a repayment of a portion of outstanding borrowings under the ABL Credit Facility by Liberty LLC may result in at least 5% of the net proceeds of this offering being paid to affiliates of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Citigroup Global Markets Inc. who are lenders under the ABL Credit Facility, a "conflict of interest" may be deemed to exist under Rule 5121(f)(5)(C)(i) of the Financial Industry Regulatory Authority, Inc. ("FINRA"). This offering is being made in compliance with the requirements of FINRA Rule 5121, which requires a "qualified independent underwriter," as defined by the FINRA rules, to participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Morgan Stanley & Co. LLC has agreed to serve in that capacity. We have also agreed to indemnify Morgan Stanley & Co. LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. To comply with FINRA Rule 5121, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Citigroup Global Markets Inc. will not confirm sales to any account over which they exercise discretionary authority without the specific written approval of the transaction of the account holder. For more information, please see "Underwriting (Conflicts of Interest)—Conflicts of Interest."

	Inc. actually realizes or is deemed to realize in certain circumstances in periods after this offering as a result of certain tax basis increases and net operating losses available to us as a result of certain reorganization transactions entered into in connection with this offering, and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings. See "Risk Factors—Risks Related to this Offering and our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."
Listing symbol	We have been authorized to list our Class A common stock on the NYSE under the symbol "LBRT."
Risk Factors	You should carefully read and consider the information beginning on page 23 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

SUMMARY HISTORICAL COMBINED FINANCIAL DATA

The following table summarizes our historical and certain pro forma financial and other data and should be read together with "Use of Proceeds," "Selected Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our combined financial statements and related notes included elsewhere in this prospectus.

The summary historical financial data as of and for the years ended December 31, 2016 and 2015 was derived from the audited historical financial statements included elsewhere in this prospectus. The summary historical financial data as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 was derived from the unaudited historical financial statements included elsewhere in this prospectus.

	Nine Months Ended September 30,		Years Ended December 31,	
	2017	2016	2016	2015
	(Unaudited) (in thousands, except share, per share and revenue per active HHP amounts)			
Statement of Operations Data:				
Revenue	$ 1,040,972	$219,102	$ 374,773	$455,404
Costs of services, excluding depreciation and amortization shown separately	807,693	218,156	354,729	393,340
General and administrative	59,351	22,381	35,789	28,765
Depreciation and amortization	55,831	30,201	41,362	36,436
(Gain) loss on disposal of assets	(12)	(27)	(2,673)	423
Operating income (loss)	118,109	(51,609)	(54,434)	(3,560)
Other income (expense)				
Interest expense	(7,289)	(4,532)	(6,126)	(5,501)
Net income (loss)	$ 110,820	$(56,141)	$ (60,560)	$ (9,061)
Pro Forma Per Share Data[1]				
Pro forma net income (loss)	$ 86,402		$ (47,884)	
Pro forma net income (loss) per share				
Basic	$ 0.60		$ (0.34)	
Diluted	$ 0.59		$ (0.34)	
Pro forma weighted average shares outstanding				
Basic	65,435,484		65,435,484	
Diluted	116,178,602		65,435,484	
Statement of Cash Flows Data:				
Cash flows provided by (used in) operating activities	$ 115,107	$(18,184)	$ (40,708)	$ 6,119
Cash flows used in investing activities	(251,297)	(92,010)	(96,351)	(38,492)
Cash flows provided by financing activities	145,851	112,038	148,543	21,485
Other Financial Data:				
Capital expenditures	$ 240,538	$ 92,108	$ 102,428	$ 38,492
EBITDA[2]	$ 173,940	$(21,408)	$ (13,072)	$ 32,876
Adjusted EBITDA[2]	$ 188,975	$(15,579)	$ (5,588)	$ 41,213
Average Total HHP[3]	729	376	432	237
Average Deployable HHP[3]	578	267	293	237
Average Active HHP[4]	578	258	287	237
Revenue per Average Active HHP[5]	$ 1,802	$ 850	$ 1,307	$ 1,924
Balance Sheet Data (at end of period):				
Total assets	$ 821,086		$ 451,845	$296,971
Long-term debt (including current portion)	221,190		103,924	110,232
Total liabilities	443,427		222,873	162,920
Redeemable common units	41,764		—	—
Total member equity	335,895		228,972	134,051

(1) Pro forma net income (loss), net income (loss) per share and weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization" and this offering. The pro forma data also reflects additional pro forma income tax expense of $24.4 million for the nine months ended September 30, 2017 and pro forma income tax benefit of $12.7 million for the year ended December 31, 2016, respectively, associated with the income tax effects of the corporate reorganization described under "—Corporate Reorganization." For the year ended December 31, 2016, the potential redemption of Liberty LLC Units and cancellation of the corresponding shares of Class B common stock has been excluded from the reported diluted earnings per share as the impact of such redemption would be antidilutive. Liberty Inc. is a corporation and is subject to U.S. federal income tax. Our predecessor, Liberty LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(2) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and Adjusted EBITDA and a reconciliation of each to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

(3) Average Total HHP is calculated as the average of the monthly total fleet HHP for the period, including both deployable HHP and HHP represented by hydraulic fracturing equipment that is undergoing refurbishment or upgrade before it is available for use at the wellsite. Average Deployable HHP is calculated as the average of the monthly total fleet HHP less HHP that is undergoing refurbishment or upgrade before it is available for use at the wellsite.

(4) Average Active HHP is calculated as the average of the monthly active HHP (representing HHP active at any time during the month) for the period presented.

(5) Revenue per Average Active HHP is calculated as total revenue for the period divided by the Average Active HHP, as defined above.

Non-GAAP Financial Measures

EBITDA

EBITDA is not a measure of net income as determined by GAAP. EBITDA is a supplemental non-GAAP financial measure that is used by management and external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income (loss) before interest, income taxes, depreciation and amortization.

Management believes EBITDA is useful because it allows them to effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. We exclude the items listed above from net income in arriving at EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. EBITDA should not be considered as an alternative to, or more meaningful than, net income as determined in accordance with GAAP or as an indicator of our operating performance or liquidity. Certain items excluded from EBITDA are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital and tax structure, as well as the historic costs of depreciable assets, none of which are components of EBITDA. Our computations of EBITDA may not be comparable to other similarly titled measure of other companies. We believe that EBITDA is a widely followed measure of operating performance.

The following table presents a reconciliation of EBITDA to the GAAP financial measure of net income (loss) for each of the periods indicated.

	Nine Months Ended September 30,		Years ended December 31,	
	2017	2016	2016	2015
	(Unaudited)			
	(in thousands)			
Net income (loss)	$110,820	$(56,141)	$(60,560)	$ (9,061)
Depreciation and amortization	55,831	30,201	41,362	36,436
Interest expense	7,289	4,532	6,126	5,501
EBITDA	$173,940	$(21,408)	$(13,072)	$32,876

- our executive officers and directors that hold positions of responsibility with related parties may have significant duties with, and spend significant time serving, other entities and may have conflicts of interest in allocating time.

Such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our board of directors regularly reviews these transactions. Notwithstanding this, it is possible that a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

Our historical financial statements may not be indicative of future performance.

Due to the sharp decline in demand for well services beginning in late 2014, our acquisition of certain assets in June 2016 and the recent recovery of activity in our well services industry, comparisons of our current and future operating results with prior periods are difficult. As a result, our limited historical financial performance as the owner of the acquired assets may make it difficult for stockholders to evaluate our business and results of operations to date and to assess our future prospects and viability. Furthermore, as a result of a significant increase in our capacity, our movement into new basins and our future implementation of new business initiatives and strategies following the acquisition of assets, our historical results of operations are not necessarily indicative of our ongoing operations and the operating results to be expected in the future.

We may record losses or impairment charges related to idle assets or assets that we sell.

Prolonged periods of low utilization, changes in technology or the sale of assets below their carrying value may cause us to experience losses. These events could result in the recognition of impairment charges that negatively impact our financial results. Significant impairment charges as a result of a decline in market conditions or otherwise could have a material adverse effect on our results of operations in future periods.

Risks Related to this Offering and Our Class A Common Stock

We are a holding company. Our only material asset after completion of this offering will be our equity interest in Liberty LLC, and we will be accordingly dependent upon distributions from Liberty LLC to pay taxes, make payments under the Tax Receivable Agreements and cover our corporate and other overhead expenses.

We are a holding company and will have no material assets other than our equity interest in Liberty LLC. Please see "Corporate Reorganization." We will have no independent means of generating revenue. To the extent Liberty LLC has available cash, we intend to cause Liberty LLC to make (i) generally pro rata distributions to its unitholders, including us, in an amount sufficient to allow us to pay our taxes and to allow us to make payments under the Tax Receivable Agreements we will enter into with the TRA Holders and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and Liberty LLC or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any future financing arrangements, or are otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

Moreover, because we will have no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreements is dependent on the ability of Liberty LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreements. This ability, in turn, may depend on the ability of Liberty LLC's subsidiaries to make distributions to it. The ability of Liberty LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us, the selling shareholder and representatives of the underwriters, based on numerous factors which we discuss in "Underwriting (Conflicts of Interest)," and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

- quarterly variations in our financial and operating results;

- the public reaction to our press releases, our other public announcements and our filings with the SEC;

- strategic actions by our competitors;

- changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our Class A common stock;

- sales of our Class A common stock by us, the selling shareholder or other stockholders, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

The Legacy Owners have the ability to direct the voting of a majority of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the Legacy Owners will own approximately 90.8% of our voting stock (or approximately 89.4% if the underwriters' option to purchase additional shares is exercised in full). As a result, the Legacy Owners will be able to control matters requiring stockholder approval, including the election of

Investors in this offering will experience immediate and substantial dilution of $9.71 per share.

Based on an assumed initial public offering price of $14.00 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $9.71 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of September 30, 2017 after giving effect to this offering would be $4.29 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock, and our anticipated credit agreement will place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Additionally, our Credit Facilities place certain restrictions on our ability to pay cash dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have 66,500,175 outstanding shares of Class A common stock (or 66,707,087 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised in full). This number includes 10,714,286 shares that we are selling in this offering and 1,607,143 shares that we and the selling shareholder may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters' option to purchase additional shares, the Legacy Owners will own 54,385,658 shares of our Class A common stock and 49,471,515 shares of our Class B common stock, or approximately 89.4% of our total outstanding shares. The Liberty Unit Holders will be party to a registration rights agreement, which will require us to effect the registration of any shares of Class A common stock that they receive in exchange for their Liberty LLC Units in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 12,908,734 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors and executive officers, and the selling shareholder have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale

In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements.

If we experience a change of control (as defined under the Tax Receivable Agreements, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreements terminate early (at our election or as a result of our breach), we would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreements (determined by applying a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points). The calculation of hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreements, including (i) that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements, (ii) that any Liberty LLC Units (other than those held by Liberty Inc.) outstanding on the termination date are deemed to be redeemed on the termination date, and (iii) certain loss or credit carryovers will be utilized over five years beginning with the taxable year that includes the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the termination payment relates.

If we experience a change of control (as defined under the Tax Receivable Agreements) or the Tax Receivable Agreements otherwise terminate early, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreements were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $97.6 million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points, applied against an undiscounted liability of $146.2 million calculated at the 21% U.S. federal corporate income tax rate under the recently enacted Tax Cuts and Jobs Act, and applicable state and local income tax rates). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.

Please read ''Certain Relationships and Related Party Transactions—Tax Receivable Agreements.''

In the event that our payment obligations under the Tax Receivable Agreements are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.

If we experience a change of control (as defined under the Tax Receivable Agreements, which includes certain mergers, asset sales and other forms of business combinations), Liberty Inc. would be obligated to make a substantial, immediate lump-sum payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of our Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, our payment obligations under the Tax Receivable Agreements will not be conditioned upon the TRA Holders' having a continued interest in us or Liberty LLC. Accordingly, the TRA Holders' interests may conflict with those of the holders of our Class A common stock. Please read "Risk Factors—Risks Related to this Offering and our Class A Common Stock— In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreements" and ''Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

We will not be reimbursed for any payments made under the Tax Receivable Agreements in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable

Agreements if any tax benefits that have given rise to payments under the Tax Receivable Agreements are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

If Liberty LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Liberty LLC might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreements even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

We intend to operate such that Liberty LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of Liberty LLC Units pursuant to the Redemption Right (or our Call Right) or other transfers of Liberty LLC Units could cause Liberty LLC to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that redemptions or other transfers of Liberty LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of Liberty LLC, and the Liberty LLC Agreement, which will be entered into in connection with the closing of this offering, will provide for limitations on the ability of unitholders of Liberty LLC to transfer their Liberty LLC Units and will provide us, as managing member of Liberty LLC, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of Liberty LLC to redeem their Liberty LLC Units pursuant to the Redemption Right to the extent we believe it is necessary to ensure that Liberty LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

If Liberty LLC were to become a publicly traded partnership, significant tax inefficiencies might result for us and for Liberty LLC, including as a result of our inability to file a consolidated U.S. federal income tax return with Liberty LLC. In addition, we would no longer have the benefit of certain increases in tax basis covered under the Tax Receivable Agreements, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreements, even if the corresponding tax benefits (including any claimed increase in the tax basis of Liberty LLC's assets) were subsequently determined to have been unavailable.

In certain circumstances, Liberty LLC will be required to make tax distributions <u>and tax advances</u> to the Liberty Unit Holders, including us, and the tax distributions <u>and tax advances</u> that Liberty LLC will be required to make may be substantial.

<u>Pursuant to the Liberty LLC Agreement, Liberty LLC will make generally pro rata cash distributions, or tax distributions, to the Liberty Unit Holders, including us, in an amount sufficient to allow us to pay our taxes and to allow us to make payments under the Tax Receivable Agreements we will enter into with the TRA Holders. In addition to these pro rata distributions, the Liberty Unit Holders will be entitled to receive tax advances in an amount sufficient to allow each of the Liberty Unit Holders to pay its respective taxes on such holder's allocable share of Liberty LLC's taxable income. Any such tax advance will be calculated after taking into account certain other distributions or payments received by the Liberty Unit Holders from Liberty LLC or Liberty Inc. Under the applicable tax rules, Liberty LLC is required to allocate net taxable income disproportionately to its members in certain circumstances. Tax advances will be determined based on an assumed individual tax rate and will be repaid upon exercise of the Redemption Right or the Call Right, as applicable.</u>

Funds used by Liberty LLC to satisfy its tax distribution <u>and tax advance obligations</u> will not be available for reinvestment in our business. Moreover, the tax distributions <u>and tax advances</u> Liberty LLC will be required to make may be substantial, and <u>is likely to</u> exceed (as a percentage of Liberty LLC's income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments may exceed the actual tax liability for some of the existing owners of Liberty LLC.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

We expect to be a "controlled company" within the meaning of the NYSE rules and, as a result, will qualify for and intend to rely on exemptions from certain corporate governance requirements.

Upon completion of this offering, the Legacy Owners will own a majority of the combined voting power of all classes of our outstanding voting stock. As a result, we expect to be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

- a majority of the board of directors consist of independent directors as defined under the rules of NYSE;

- the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

These requirements will not apply to us as long as we remain a controlled company. Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. See "Management."

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosures regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We will remain an emerging growth company for up to five years, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $132.0 million after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $18.0 million, in the aggregate.

We intend to contribute the net proceeds of this offering received by us to Liberty LLC in exchange for Liberty LLC Units. Liberty LLC will use the net proceeds (i) to repay our outstanding borrowings and accrued interest under our ABL Credit Facility, totaling approximately $30.2 million as of December 15, 2017, (ii) to repay 35% of our outstanding borrowings, accrued interest and prepayment premium under the Term Loan Facility, totaling approximately $62.6 million as of December 15, 2017 and (iii) for general corporate purposes, including additional repayment of debt and funding a portion of our 2018 and other future capital expenditures. We intend to use any net proceeds received by us from the exercise of the underwriters' option to purchase additional shares to redeem equity interests in us and Liberty LLC held by certain Legacy Owners.

Our Term Loan Facility matures on September 19, 2022, and our ABL Credit Facility matures 90 days prior to the Term Loan Facility. As of December 15, 2017, the total amount outstanding under the Credit Facilities was approximately $205.0 million and bore interest at a weighted average interest rate of 8.08%. The borrowings consist of $175.0 million under the Term Loan Facility that bears interest at 8.91% as of December 15, 2017, and $30.0 million outstanding under the ABL Credit Facility, which bears interest at 3.28%. While we currently do not have plans to immediately borrow additional amounts under our Credit Facilities, we may at any time reborrow amounts repaid under the ABL Credit Facility, and we may do so to fund our capital program and for other general corporate purposes.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholder. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to any shares sold by the selling shareholder.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2017:

- on an actual basis; and

- on an as adjusted basis after giving effect to (i) the transactions described under "Corporate Reorganization," (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $14.00 per share and (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2017	
	Actual	As Adjusted
	(in thousands, except share counts and par value)	
Cash and cash equivalents	$ 21,145	$ 36,160
Long-term debt, including current maturities:		
ABL Credit Facility	$ 54,559	$ —
Term Loan Facility	166,631	108,310
Total Debt, net of deferred financing costs	$221,190	$108,310
Redeemable common units	$ 41,764	$ 41,764
Member/Shareholders' equity:		
Member equity	$335,895	$ —
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 400,000,000 shares authorized, 66,500,175 shares issued and outstanding (As Adjusted)	—	665
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 400,000,000 shares authorized, 49,678,427 shares issued and outstanding (As Adjusted)	—	497
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 10,000 shares authorized, no shares issued and outstanding (As Adjusted)	—	—
Additional paid-in capital	—	303,135
Non-controlling interests	—	160,669
Total member/shareholders' equity	$335,895	$464,966
Total capitalization	$598,849	$615,040

The information presented above assumes no exercise of the underwriters' option to purchase additional shares. The table does not reflect shares of Class A common stock reserved for issuance under our long-term incentive plan, which we plan to adopt in connection with this offering.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of September 30, 2017, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately $366.6 million, or $3.48 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds of $132.0 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in "Use of Proceeds"), our adjusted pro forma net tangible book value as of September 30, 2017 would have been approximately $498.6 million, or $4.29 per share. This represents an immediate increase in the net tangible book value of $0.81 per share to the Legacy Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $9.71 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock):

Assumed initial public offering price per share	$14.00
Pro forma net tangible book value per share as of September 30, 2017 (after giving effect to our corporate reorganization)	$3.48
Increase per share attributable to new investors in this offering	0.81
As adjusted pro forma net tangible book value per share after giving further effect to this offering	4.29
Dilution in pro forma net tangible book value per share to new investors in this offering[(1)]	$ 9.71

_____

(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $10.62 or $8.80, respectively.

The following table summarizes, on an adjusted pro forma basis as of September 30, 2017, the total number of shares of Class A common stock owned by the Legacy Owners (assuming that 100% of our Class B common stock has been exchanged for Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by the Legacy Owners and to be paid by new investors in this offering at $14.00, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount (in thousands)	Percent	
Legacy Owners	105,464,316	90.8%	281,361	65.2%	2.67
New investors in this offering	10,714,286	9.2%	150,000	34.8%	14.00
Total	116,178,602	100.0%	431,361	100.0%	3.71

The data in the table excludes 12,908,734 shares of Class A common stock initially reserved for issuance under our long-term incentive plan.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares of Class A common stock being offered in this offering will be increased to 12,321,429, or approximately 18.5% of the total number of shares of Class A common stock.

SELECTED HISTORICAL COMBINED FINANCIAL DATA

The following table summarizes our historical and certain pro forma financial and other data and should be read together with "Use of Proceeds," "Summary Historical Combined Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our combined financial statements and related notes included elsewhere in this prospectus.

The selected historical financial data as of and for the years ended December 31, 2016 and 2015 was derived from the audited historical financial statements included elsewhere in this prospectus. The selected historical financial data as of September 30, 2017 and for the nine months ended September 30, 2017 and 2016 was derived from the unaudited historical financial statements included elsewhere in this prospectus.

	Nine Months Ended September 30,		Years Ended December 31,	
	2017	2016	2016	2015
	(Unaudited) (in thousands, except share, per share and revenue per active HHP amounts)			
Statement of Operations Data:				
Revenue	$ 1,040,972	$219,102	$ 374,773	$ 455,404
Costs of services, excluding depreciation and amortization shown separately	807,693	218,156	354,729	393,340
General and administrative	59,351	22,381	35,789	28,765
Depreciation and amortization	55,831	30,201	41,362	36,436
(Gain) loss on disposal of assets	(12)	(27)	(2,673)	423
Operating income (loss)	118,109	(51,609)	(54,434)	(3,560)
Other income (expense)				
Interest expense	(7,289)	(4,532)	(6,126)	(5,501)
Net income (loss)	$ 110,820	$(56,141)	$ (60,560)	$ (9,061)
Pro Forma Per Share Data[1]				
Pro forma net income (loss)	$ 86,402		$ (47,884)	
Pro forma net income (loss) per share				
Basic	$ 0.60		$ (0.34)	
Diluted	$ 0.59		$ (0.34)	
Pro forma weighted average shares outstanding				
Basic	65,435,484		65,435,484	
Diluted	116,178,602		65,435,484	
Statement of Cash Flows Data:				
Cash flows provided by (used in) operating activities	$ 115,107	$ (18,184)	$ (40,708)	$ 6,119
Cash flows used in investing activities	(251,297)	(92,010)	(96,351)	(38,492)
Cash flows provided by financing activities	145,851	112,038	148,543	21,485
Other Financial Data:				
Capital expenditures	$ 240,538	$ 92,108	$ 102,428	$ 38,492
EBITDA[2]	$ 173,940	$ (21,408)	$ (13,072)	$ 32,876
Adjusted EBITDA[2]	$ 188,975	$ (15,579)	$ (5,588)	$ 41,213
Average Total HHP[3]	729	376	432	237
Average Deployable HHP[3]	578	267	293	237
Average Active HHP[4]	578	258	287	237
Revenue per Average Active HHP[5]	$ 1,802	$ 850	$ 1,307	$ 1,924
Balance Sheet Data (at end of period):				
Total assets	$ 821,086		$ 451,845	$296,971
Long-term debt (including current portion)	221,190		103,924	110,232
Total liabilities	443,427		222,873	162,920
Redeemable common units	41,764		—	—
Total member equity	335,895		228,972	134,051

_____

(1) Pro forma net income (loss), net income (loss) per share and weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization" and this offering. The pro forma data also reflects additional pro forma income tax expense of $24.4 million for the nine months ended September 30, 2017 and pro forma income tax benefit of $12.7 million for the year ended December 31, 2016, respectively, associated with the income tax effects of the corporate reorganization described under "—Corporate Reorganization." For the year December 31, 2016, the potential redemption of Liberty LLC Units and cancellation of the corresponding shares of Class B common stock has been excluded from the reported diluted earnings per share as the impact of such redemption would be antidilutive. Liberty Inc. is a corporation and is subject to U.S. federal income tax. Our predecessor, Liberty LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(2) EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and Adjusted EBITDA and a reconciliation of each to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Prospectus Summary—Non-GAAP Financial Measures."

(3) Average Total HHP is calculated as the average of the monthly total fleet HHP for the period, including both deployable HHP and HHP represented by hydraulic fracturing equipment that is undergoing refurbishment or upgrade before it is available for use at the wellsite. Average Deployable HHP is calculated as the average of the monthly total fleet HHP less HHP that is undergoing refurbishment or upgrade before it is available for use at the wellsite.

(4) Average Active HHP is calculated as the average of the monthly active HHP (representing HHP active at any time during the month) for the period presented.

(5) Revenue per Average Active HHP is calculated as total revenue for the period divided by the Average Active HHP, as defined above.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical Combined Financial Data" and our audited combined financial statements and related notes appearing elsewhere in this prospectus. The financial information for the nine months ended September 30, 2017 and 2016 and for the year ended December 31, 2014 has not been audited. The following discussion contains "forward-looking statements" that reflect our future plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this offering memorandum under "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors." We assume no obligation to update any of these forward-looking statements.

Overview

We are a rapidly growing independent provider of hydraulic fracturing services to onshore oil and natural gas E&P companies in North America. We have grown organically from one active hydraulic fracturing fleet (40,000 HHP) in December 2011 to 19 active standard fleets (760,000 HHP) in December 2017. The demand for our hydraulic fracturing services exceeds our current capacity, and we expect, based on discussions with customers, to deploy three additional standard fleets, (120,000 HHP), as well as upgrade four existing standard fleets to high pressure fleets (40,000 HHP), by the end of the second quarter of 2018, for a total of 22 active fleets (aggregating to a total of 1,030,000 HHP including 18 standard and four high pressure fleets and 110,000 HHP of additional support). Our three additional standard fleets consist of one fleet we previously acquired and are upgrading to our specifications and two ordered fleets currently being built to our specifications. We provide our services primarily in the Permian Basin, the Eagle Ford Shale, the DJ Basin, the Williston Basin and the Powder River Basin. Our customer base includes a broad range of E&P companies, including Extraction Oil & Gas, Inc., SM Energy Company, Continental Resources, Inc., Devon Energy Corporation, Newfield Exploration Company, Noble Energy, Inc., PDC Energy, Inc. and Anadarko Petroleum Corporation.

We believe the following characteristics both distinguish us from our competitors and are the foundations of our business: forming ongoing partnerships of trust and innovation with our customers; developing and utilizing technology to maximize well performance; and promoting a people-centered culture focused on our employees, customers and suppliers. We have developed strong relationships with our customers by investing significant time in fracture design collaboration, which substantially enhances their production economics. Our technological innovations have become even more critical as E&P companies have increased the completion complexity and fracture intensity of horizontal wells. We are proactive in developing innovative solutions to industry challenges, including developing: (i) our proprietary databases of U.S. unconventional wells to which we apply our proprietary multi-variable statistical analysis technologies to provide differential insight into fracture design optimization; (ii) our Liberty Quiet Fleet™ design which significantly reduces noise levels compared to conventional hydraulic fracturing fleets; and (iii) our hydraulic fracturing fluid system tailored to the reservoir properties in the DJ Basin which materially reduces completion costs without compromising production. We foster a people-centered culture built around honoring our commitments to customers, partnering with our suppliers and hiring, training and retaining people that we believe to be the best talent in our field, enabling us to be one of the safest and most efficient hydraulic fracturing companies in the United States.

Recent Trends and Outlook

Demand for our hydraulic fracturing services is predominantly influenced by the level of drilling and completion by E&P companies, which, in turn, depends largely on the current and anticipated profitability of developing oil and natural gas reserves. More specifically, demand for our hydraulic fracturing services is driven by the completion of hydraulic fracturing stages in unconventional wells, which, in turn, is driven by several factors including rig count, well count, service intensity and the timing and style of well completions.

December 15, 2017) and $36.2 million in cash. We currently estimate that our capital expenditures for our existing fleets and approved capacity additions during the first half of 2018 will range from $167.0 million to $207.0 million, including (i) approximately $96.0 million to $118.0 million for the remaining cost to purchase newly built fleets and pump down equipment, (ii) approximately $29.0 million to $37.0 million for costs to upgrade select existing fleets to high pressure pumping fleets, (iii) approximately $4.0 million to $6.0 million for the completion of required upgrades to assets acquired from Sanjel Corporation in June 2016, and (iv) approximately $38.0 million to $46.0 million for maintenance and other capital expenditures. We expect to fund these expenditures through a combination of cash on hand, cash generated by our operations and borrowings under our Credit Facilities. We continuously evaluate our capital expenditures and the amount we ultimately spend will depend on a number of factors, including expected industry activity levels and company initiatives. Following this offering and the application of the net proceeds therefrom, we intend to finance the majority of our capital expenditures, contractual obligations and working capital needs with cash on hand, cash generated from operations and borrowings under our Credit Facilities. We believe that our operating cash flow and available borrowings under our Credit Facilities will be sufficient to fund our operations for at least the next twelve months.

At September 30, 2017, cash and cash equivalents totaled $21.1 million. In addition to cash and cash equivalents, we had approximately $109.9 million available for borrowings under our ABL Credit Facility as of September 30, 2017.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

| Description | Nine Months Ended September 30, | | |
	2017	2016	Change
	(in thousands)		
Net cash provided by (used in) operating activities	$ 115,107	$ (18,184)	$ 133,291
Net cash used in investing activities	(251,297)	(92,010)	(159,287)
Net cash provided by financing activities	145,851	112,038	33,813
Net change in cash	$ 9,661	$ 1,844	$ 7,817

Analysis of Cash Flow Changes Between the Nine Months Ended September 30, 2017 and 2016

Operating Activities. Net cash provided by operating activities was $115.1 million for the nine months ended September 30, 2017 compared to net cash used in operating activities of $18.2 million for the nine months ended September 30, 2016. The $133.3 million increase in cash from operating activities was attributable to the net impact of the increase in cash receipts for hydraulic fracturing services, partially offset by the increased costs of those services and increased general and administrative expenses, and the changes in related working capital items.

Investing Activities. Net cash used in investing activities was $251.3 million for the nine months ended September 30, 2017 compared to $92.0 million for the nine months ended September 30, 2016. The $159.3 million increase in net cash used in investing activities was primarily due to expenditures for our acquisition of field services assets through the purchase of assets owned by Titan Frac Services LLC for $65 million in February 2017, real estate acquisitions in Texas and increased payments for the assembly and upgrade of our hydraulic fracturing fleets.

Financing Activities. Net cash provided by financing activities was $145.9 million for the nine months ended September 30, 2017 compared to $112.0 million for the nine months ended September 30, 2016. The

BUSINESS

Overview

We are a rapidly growing independent provider of hydraulic fracturing services to onshore oil and natural gas E&P companies in North America. We have grown organically from one active hydraulic fracturing fleet (40,000 HHP) in December 2011 to 19 active standard fleets (760,000 HHP) in December 2017. The demand for our hydraulic fracturing services exceeds our current capacity, and we expect, based on discussions with customers, to deploy three additional standard fleets, (120,000 HHP), as well as upgrade four existing standard fleets to high pressure fleets (40,000 HHP), by the end of the second quarter of 2018, for a total of 22 active fleets (aggregating to a total of 1,030,000 HHP including 18 standard and four high pressure fleets and 110,000 HHP of additional support). Our three additional standard fleets consist of one fleet we previously acquired and are upgrading to our specifications and two ordered fleets currently being built to our specifications. We provide our services primarily in the Permian Basin, the Eagle Ford Shale, the DJ Basin, the Williston Basin and the Powder River Basin. Our customer base includes a broad range of E&P companies, including Extraction Oil & Gas, Inc., SM Energy Company, Continental Resources, Inc., Devon Energy Corporation, Newfield Exploration Company, Noble Energy, Inc., PDC Energy, Inc. and Anadarko Petroleum Corporation.

Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a major role in launching the shale revolution. Our extensive experience with fracture technologies and customized fracture design has enabled us to develop new technologies and processes that provide our customers with real time solutions that significantly enhance their completions. These technologies include hydraulic fracture propagation models, reservoir engineering tools, large, proprietary shale production databases and multi-variable statistical analysis techniques. Taken together, these technologies have enabled us to be a leader in hydraulic fracture design innovation and application.

We believe the following characteristics distinguish us from our competitors and are the foundations of our business: forming ongoing partnerships of trust and innovation with our customers; developing and utilizing technology to maximize well performance; and promoting a people-centered culture focused on our employees, customers and suppliers. We have developed strong relationships with our customers by investing significant time in fracture design collaboration, which substantially enhances their production economics. Our technological innovations have become even more critical as E&P companies have increased the completion complexity and fracture intensity of horizontal wells. We are proactive in developing innovative solutions to industry challenges, including developing: (i) our proprietary databases of U.S. unconventional wells to which we apply our proprietary multi-variable statistical analysis technologies to provide differential insight into fracture design optimization; (ii) our Liberty Quiet Fleet™ design which significantly reduces noise levels compared to conventional hydraulic fracturing fleets; and (iii) our hydraulic fracturing fluid system tailored to the reservoir properties in the DJ Basin which materially reduces completion costs without compromising production. We foster a people-centered culture built around honoring our commitments to customers, partnering with our suppliers and hiring, training and retaining people that we believe to be the best talent in our field, enabling us to be one of the safest and most efficient hydraulic fracturing companies in the United States.

While our industry experienced a significant downturn from late 2014 through the first half of 2016, we significantly increased our capacity while maintaining full utilization. We performed approximately 50% more hydraulic fracturing stages in 2015 than in 2014 and approximately 20% more hydraulic fracturing stages in 2016 than in 2015. This trend has continued into 2017. During the downturn, total U.S. marketable fracturing capacity declined between 40% and 60%. In contrast, over 95% of our capacity was active and deployed during this period. We believe our utilization reflects the strong partnerships we have built with our customers and we believe these partnerships will continue to support the demand for our services as we deploy two new fleets and one previously acquired fleet that we are currently upgrading to our specifications by the second quarter of 2018.

Our Competitive Strengths

We believe that the following strengths will position us to achieve our primary business objective of creating value for our shareholders:

- *High-quality service with a focus on technology that improves well results.* We seek to distinguish ourselves by providing industry-leading, customer-focused service in a flexible, safe and consistent manner. The cornerstone of our technological advantage is a series of proprietary databases of U.S. unconventional wells that include production data, completion designs and reservoir characteristics. We utilize these databases to perform multi-variable statistical analysis that generates differential insight into fracture design optimization to enhance our customers' production economics. Our emphasis on data analytics is also deployed during job execution through the use of real-time feedback on variables that maximizes customer returns by improving cost-effective hydraulic fracturing operations. This attention to detail results in faster well completions, limited downtime and enhanced production results for our customers.
- *Significant and increasing scale in unconventional basins.* We provide our services primarily in the Permian Basin, the Eagle Ford Shale, the DJ Basin, the Williston Basin and the Powder River Basin, which are among the most active basins in North America. According to Baker Hughes, these regions collectively accounted for 58% of the active rigs in North America as of December 8, 2017. Based on discussions with our customers, we expect to deploy three additional fleets (120,000 HHP) to these regions once they are completed as well as additional supporting HHP, which we currently anticipate occurring by the end of the second quarter of 2018. The demand for our hydraulic fracturing services exceeds our current capacity, and we expect to continue to increase our scale in these regions in response to customer demand. The map below represents our current and projected areas of operation and projected fleets deployed in each area:


Williston Basin
Powder River Basin
12 Active Fleets
(+ 1 fleet)
DJ Basin
7 Active Fleets
(+ 2 fleets)
Permian Basin
Eagle Ford Basin

- *Innovative approach to engineering and operations.* We believe our focus on providing innovative solutions to customers distinguishes us from our competitors. We believe that publicly available production data, together with completion efficiency data published by our customers, shows that our innovations in stimulation design and execution help our clients complete more productive and cost effective wells in shorter times, while improving our operating results. These innovations include custom fluid systems, perforating strategies and pressure analysis techniques. For example, we developed a customized hydraulic fracturing fluid for our customers in the DJ Basin. Liberty Spirit™ fills the gap between slickwater and conventional cross-linked gel fluid systems and has materially reduced completion costs without compromising production. Our culture of innovation and problem solving also extends to the operational aspects of fracture stimulation. Novel equipment and applications help ensure that our service is provided with less impact on the environment. We spent

of proppant, chemicals and hydraulic fracturing equipment. Our proppant needs are secured by a diverse set of long-term contracts at attractive prices reflecting current market conditions. For 2017, we do not expect any single proppant supplier to account for more than 25% of total supply. Our focus on technology and innovation also permeates our approach to our supply chain. For example, we are implementing a containerized sand solution across our fleets that streamlines delivery time, reduces dust and minimizes trucking demurrage typically associated with proppant delivery to the well site. We believe our supply chain provides a secure supply of high-quality proppant, chemicals and hydraulic fracturing equipment that will allow us to quickly respond during periods of increased demand for our services.

- *High-quality and well-maintained fleets.* Our hydraulic fracturing fleets are comprised of high-quality, heavy-duty equipment designed with a lowest total cost of ownership philosophy. Taking a full life cycle view during the equipment design and fabrication process enables us to reduce operational downtime and maintenance costs, while enhancing our ability to provide reliable, consistent service. Our modern fleets have an average age of approximately 3.5 years. We have purchased or ordered 13 new fleets (520,000 HHP including additional HHP on two high pressure fleets currently on order) since 2012. In 2016, we took advantage of the industry downturn and more than doubled our capacity through the opportunistic acquisitions of nine fleets (360,000 HHP) built within the last seven years and have invested significant capital to upgrade them to our specifications. Taken together, we expect to have 22 fleets (aggregating to a total of 1,030,000 HHP including 110,000 HHP of additional support) deployed to customers before the end of the second quarter of 2018. We believe that our modern, well-maintained fleets allow us to provide a high level of service to our customers. In addition, we have built a strong relationship with the assembler of our custom-designed hydraulic fracturing fleets and believe we will continue to have timely access to new, high capability fleets as we continue to grow.

- *Experienced, incentivized and proven management team and supportive sponsor.* Our founders and existing management were pioneers in the development of data-driven hydraulic fracturing technologies for application in shale plays. Prior to founding Liberty Holdings, the majority of our management team founded and built Pinnacle Technologies into a leading fracturing technology company. In 1992, Pinnacle Technologies developed the first commercial hydraulic fracture mapping technologies, analytical tools that played a leading role in launching the shale revolution. Our management team has an average of over 20 years of oilfield services experience, and the majority of our management team worked together before founding Liberty Holdings. In addition, our chief executive officer is also the Executive Chairman of Liberty Resources, an affiliated E&P company primarily operating in the Williston Basin, which gives us insight into our customers' needs. We have partnered with Liberty Resources and other customers to demonstrate, by application, the effectiveness of certain of our technological innovations. Further, our management team has significant equity ownership in us, which aligns their incentives with the investors in this offering. Following this offering, our executive officers will own an approximate 5.1% economic interest in us. In addition, following the offering, funds affiliated with Riverstone, an energy- and power-focused private investment firm founded in 2000 with approximately $38 billion of capital raised, will own a significant economic interest in us. We believe that we have benefited from Riverstone's involvement in our business and expect to continue to benefit from their ongoing involvement following this offering.

Our Business Strategy

We believe that we will be able to achieve our primary business objective of creating value for our shareholders by executing on the following strategies:

- *Expand through continued organic growth.* After growing steadily from one fleet at inception in 2011 to six fleets in mid 2016 (240,000 HHP), we have deployed 13 fleets (520,000 HHP) based on customer demand since June 2016 and plan to deploy three more fleets (120,000 HHP) in response to existing customer demand by the end of the second quarter of 2018. Because the demand for our hydraulic pumps, diesel engines, transmissions, radiators and other supporting equipment that are typically mounted on trailers. We refer to the group of units and other equipment, such as blenders, data vans, sand storage, tractors, manifolds and high pressure fracturing iron, which are necessary to perform a typical hydraulic fracturing job, as a "fleet," and the personnel assigned to each fleet as a "crew." We have 19 active fleets (760,000 HHP), currently have plans to deploy three additional fleets by the end of the second quarter of 2018, which consist of one fleet we previously acquired and are upgrading to meet our specifications and two ordered fleets that are being built to our specifications.

An important element of our hydraulic fracturing services is our focus on providing custom-tailored completions solutions to our customers to maximize their well results. Our technologically innovative approach involves our review of a series of continually updated, proprietary databases of U.S. unconventional wells and to which we apply our multi-variable data analysis, allowing us to gain differential insight into fracture design. The innovative completions solutions we provide to our customers help them complete more productive and cost efficient wells in shorter times with less environmental impact on their surroundings while increasing the useful lives of our equipment.

In addition to custom-tailored completions solutions, we also develop custom fluid systems, proppant logistics solutions, perforating strategies and pressure analysis techniques for our customers. An example of this is a hydraulic fracturing fluid that we developed for use in our DJ Basin operations called Liberty Spirit™, a specifically designed fracturing fluid that enables material reductions in completion costs in the DJ Basin without compromising job execution or well results.

We provide our services in several of the most active basins in the United States, including the Permian Basin, the Eagle Ford Shale, the DJ Basin, the Williston Basin and the Powder River Basin. These regions are expected to account for approximately 56% of all new horizontal wells anticipated to be drilled between 2016 and 2020.

Properties and Equipment

Properties

Our corporate headquarters are located at 950 17th Street, Suite 2400, Denver, Colorado 80202. We lease our general office space at our corporate headquarters. The lease expires in December 2024. We currently own or lease the following additional principal properties:

District Facility Location	Size	Leased or Owned	Expiration of Lease
Odessa, TX	77,500 sq. ft on 47 acres	Owned	N/A
Henderson, CO	50,000 sq. ft on 13 acres	Leased	December 31, 2034
Williston, ND	30,000 sq. ft on 15 acres	Owned	N/A
Gillette, WY	32,757 sq. ft on 15 acres	Leased	December 31, 2034
Cibolo, TX	90,000 sq. ft on 34 acres	Owned	N/A

We also lease several smaller facilities, which leases generally have terms of one to three years. We believe that our existing facilities are adequate for our operations and their locations allow us to efficiently serve our customers. We do not believe that any single facility is material to our operations and, if necessary, we could readily obtain a replacement facility.

Equipment

We have 20 hydraulic fracturing fleets plus additional supporting HHP (882,500 HHP), of which 19 fleets (760,000 HHP) are currently active and one fleet (40,000 HHP) is being upgraded to our specifications, and we have two additional fleets (80,000 HHP) ordered that are currently being built. We expect to deploy the fleet

Status as a Controlled Company

Because the Liberty Unit Holders, together with affiliates of Riverstone, will initially own approximately 62.7% of the voting power of our capital stock following the completion of this offering, we expect to be a controlled company as of the completion of the offering under Sarbanes- Oxley and NYSE corporate governance standards. A controlled company does not need its board of directors to have a majority of independent directors or to form independent compensation and nominating and governance committees. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the NYSE that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the NYSE, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and NYSE corporate governance standards, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted "phase-in" period.

Initially, our board of directors will consist of a single class of directors each serving one-year terms. After we cease to be a controlled company, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for "cause."

Composition of Our Board of Directors

Our board of directors currently consists of one member. Prior to the date that our Class A common stock is first traded on the NYSE, we expect to have an eight member board of directors consisting of our director nominees who shall be appointed to the board of directors, and we expect that Mr. Stock will resign from our board of directors.

In connection with this offering, we will enter into a stockholders' agreement with the Principal Stockholders. The stockholders' agreement will provide Riverstone with the right to designate a certain number of nominees to our board of directors so long as they and their affiliates collectively beneficially own more than 10% of the outstanding shares of our Class A common stock.

In evaluating director candidates, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

Director Independence

Our board of directors has determined that each of Cary D. Steinbeck, Peter A. Dea, Ken Babcock and William F. Kimble are independent within the meaning of the NYSE listing standards currently in effect and 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act, subject to transitional relief during the one-year period following the completion of this offering. Our audit

Actions Taken Following Fiscal Year End

Long-Term Incentive Plan

In order to incentivize individuals providing services to us or our affiliates, our board of directors intends to adopt a long-term incentive plan (the "LTIP") prior to the completion of this offering. We anticipate that the LTIP will provide for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the LTIP set forth below is a summary of the material anticipated features of the LTIP. Our board of directors is still in the process of developing, approving and implementing the LTIP, and accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the LTIP and is qualified in its entirety by reference to the LTIP, the form of which is filed as an exhibit to this registration statement.

LTIP Share Limits. Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of 12,908,734 shares of our Class A common stock will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Code). Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

Individual Share Limits. Beginning with the calendar year in which the transition period for the LTIP under Section 162(m) of the Code expires and for each calendar year thereafter, a "covered employee" (within the meaning of Section 162(m) of the Code) may not be granted awards under the LTIP intended to qualify as "performance-based compensation" (within the meaning of Section 162(m) of the Code) (i) to the extent such award is based on a number of shares of our Class A common stock relating to more than 1,000,000 shares of Class A common stock and (ii) to the extent such award is designated to be paid only in cash and is not based on a number of shares of our Class A common stock, having a value determined on the date of grant in excess of $5 million. In addition, the maximum aggregate grant date fair value of awards granted under the LTIP to non-employee directors will not exceed $1 million in any single calendar year (or $2 million in the first calendar year in which an individual becomes a non-employee director).

Administration. The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP. Our board of directors has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The board of directors may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP.

Eligibility. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, are eligible to receive awards under the LTIP at the discretion of our board of directors.

Stock Options. The board of directors may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of our Class A common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the

CORPORATE REORGANIZATION

We were incorporated as a Delaware corporation in December 2016. Following this offering and the related transactions, we will be a holding company whose only material asset will consist of membership interests in Liberty LLC. Liberty LLC owns all of the outstanding equity interest in the subsidiaries through which we operate our assets. After the consummation of the transactions contemplated by this prospectus, we will be the sole managing member of Liberty LLC and will be responsible for all operational, management and administrative decisions relating to Liberty LLC's business and will consolidate financial results of Liberty LLC and its subsidiaries. The Liberty LLC Agreement will be amended and restated as the Fourth Amended and Restated Limited Liability Company Agreement of Liberty LLC to, among other things, admit Liberty Inc. as the sole managing member of Liberty LLC.

In connection with the offering:

(a) Liberty Holdings will contribute all of its assets to Liberty LLC in exchange for ownership interests in Liberty LLC, which we refer to in this prospectus as "Liberty LLC Units";

(b) Liberty Holdings will liquidate and distribute to the Legacy Owners, Liberty LLC Units in accordance with its limited liability company agreement, with the allocation of such Liberty LLC Units among the Legacy Owners to be later determined, pursuant to the terms of the limited liability company agreement of Liberty Holdings and the Master Reorganization Agreement, by reference to an implied valuation for us based on the 5-day volume weighted average price (subject to a collar) of our Class A common stock for the first five days it is traded on the NYSE;

(c) the Exchanging Owners will directly or indirectly contribute all of their Liberty LLC Units to Liberty Inc. in exchange for shares of Class A common stock;

(d) the Liberty Unit Holders will contribute only a portion of their Liberty LLC Units to Liberty Inc. in exchange for shares of Class A common stock and will continue to own a portion of the Liberty LLC Units following this offering;

(e) Liberty Inc. will issue 10,714,286 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(f) Liberty Inc. will issue to each Liberty Unit Holder a number of shares of Class B common stock equal to the number of Liberty LLC Units held by such Liberty Unit Holder following this offering; and

(g) Liberty Inc. will contribute the net proceeds of this offering to Liberty LLC in exchange for an additional number of Liberty LLC Units such that Liberty Inc. holds a total number of Liberty LLC Units equal to the number of shares of Class A common stock outstanding following this offering.

After giving effect to these transactions and the offering contemplated by this prospectus, Liberty Inc. will own an approximate 57.2% interest in Liberty LLC (or 57.4% if the underwriters' option to purchase additional shares is exercised in full), and the Liberty Unit Holders will own an approximate 42.8% interest in Liberty LLC (or 42.6% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal and Selling Shareholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by shareholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list Class B common stock on any exchange.

Following this offering, under the Liberty LLC Agreement, each Liberty Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Liberty LLC to acquire all or a portion of its Liberty LLC Units for, at Liberty LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Liberty LLC Unit redeemed, subject to conversion rate

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Liberty LLC Agreement

The Liberty LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Liberty LLC Agreement is qualified in its entirety by reference thereto.

Redemption Rights

Following this offering, under the Liberty LLC Agreement, the Liberty Unit Holders will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Liberty LLC to acquire all or a portion of their Liberty LLC Units for, at Liberty LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each Liberty LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Liberty Inc. (instead of Liberty LLC) will have the right (the "Call Right"), to acquire each tendered Liberty LLC Unit directly from the Liberty Unit Holders for, at its election, (x) one share of Class A common stock or (y) an equivalent amount of cash. In addition, upon a change of control of Liberty Inc., Liberty Inc. has the right to require each holder of Liberty LLC Units (other than Liberty Inc.) to exercise its Redemption Right with respect to some or all of such unitholder's Liberty LLC Units. As the Liberty Unit Holders redeem their Liberty LLC Units, our membership interest in Liberty LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

Distributions and Allocations

Under the Liberty LLC Agreement, we will have the right to determine when distributions will be made to the holders of Liberty LLC Units and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the holders of Liberty LLC Units generally on a pro rata basis in accordance with their respective percentage ownership of Liberty LLC Units.

Liberty LLC will allocate its net income or net loss for each year to the holders of Liberty LLC Units pursuant to the terms of the Liberty LLC Agreement, and the holders of Liberty LLC Units, including Liberty Inc., will generally incur U.S. federal, state and local income taxes on their share of any taxable income of Liberty LLC. Net income and losses of Liberty LLC generally will be allocated to the holders of Liberty LLC Units on a pro rata basis in accordance with their respective percentage ownership of Liberty LLC Units, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent Liberty LLC has available cash and subject to the terms of any future debt instruments, we intend to cause Liberty LLC to make (i) generally pro rata distributions to its unitholders, including us, in an amount sufficient to allow us to pay our taxes and to allow us to make payments under the Tax Receivable Agreements we will enter into with the TRA Holders, (ii) tax advances, which will be repaid upon exercise of the Redemption Right or the Call Right, as applicable, in an amount sufficient to allow each of the Liberty Unit Holders to pay its respective taxes on such holder's allocable share of Liberty LLC's taxable income after taking into account certain other distributions or payments received by the Liberty Unit Holders from Liberty LLC or Liberty Inc., and (iii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses.

Issuance of Equity

The Liberty LLC Agreement will provide that, except as otherwise determined by us, at any time Liberty Inc. issues a share of its Class A common stock or any other equity security, the net proceeds received by Liberty Inc. with respect to such issuance, if any, shall be concurrently invested in Liberty LLC, and Liberty LLC shall issue to Liberty Inc. one Liberty LLC Unit or other economically equivalent equity interest. Conversely, if at any federal, state and local income and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that we actually realize (or are deemed to realize in certain circumstances) in certain circumstances in periods after this offering as a result of (i) any net operating losses available to us as a result of certain reorganization transactions entered into in connection with this offering and (ii) imputed interest deemed to be paid by us as a result of any payments we make under such Tax Receivable Agreement. Under both Tax Receivable Agreements, we will retain the benefit of the remaining 15% of these cash savings. Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of Liberty LLC Units or if the TRA Holder no longer holds Liberty LLC Units.

The payment obligations under the Tax Receivable Agreements are Liberty Inc.'s obligations and not obligations of Liberty LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally will be calculated by comparing Liberty Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon significant future events and assumptions, including the timing of the redemptions of Liberty LLC Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its Liberty LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of the contemplated reorganization transactions, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of Liberty Inc.'s payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis.

We expect that if the Tax Receivable Agreements were terminated immediately after this offering (assuming a $14.00 per share offering price to the public), the estimated termination payments would be approximately $97.6 million (calculated using a discount rate equal to the long-term Treasury rate in effect on the applicable date plus 300 basis points, applied against an undiscounted liability of approximately $146.2 million based on a 21% U.S. federal corporate income tax rate under the recently enacted Tax Cuts and Jobs Act, and applicable state and local income tax rates).

A delay in the timing of redemptions of Liberty LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreements as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced if allocations of Liberty LLC taxable income exceed distributions and allocations of losses to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of Liberty LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreements in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreements are dependent upon Liberty Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreements. If Liberty Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Liberty Inc.'s future income tax liabilities.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreements exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreements and/or (ii) distributions to Liberty Inc. by Liberty LLC are not sufficient to permit Liberty Inc. to make payments under the Tax Receivable Agreements after it has paid its taxes and other asset sales, or other forms of business combinations or changes of control. For example, if we experienced a change of control or the Tax Receivable Agreements were terminated immediately after this offering, the estimated lump-sum payment would be approximately $97.6 million. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.

Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreements. For example, the earlier disposition of assets following a redemption of Liberty LLC Units may accelerate payments under the Tax Receivable Agreements and increase the present value of such payments, and the disposition of assets before a redemption of Liberty LLC Units may increase the TRA Holders' tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreements. Such effects may result in differences or conflicts of interest between the interests of the TRA Holders and other shareholders.

Payments generally are due under the Tax Receivable Agreements within 5 days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus basis points. Except in cases where we elect to terminate the Tax Receivable Agreements early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreements if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreements or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreements generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus 150 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreements.

Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreements is dependent on the ability of Liberty LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreements. This ability, in turn, may depend on the ability of Liberty LLC's subsidiaries to make distributions to it. The ability of Liberty LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Liberty LLC or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The Tax Receivable Agreements are filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing descriptions of the Tax Receivable Agreements are qualified by reference thereto.

Stockholders' Agreement

In connection with this offering, we will enter into a stockholders' agreement with the Principal Stockholders. Among other things, the stockholders' agreement will provide the right to designate nominees to our board of directors as follows:

- so long as Riverstone and its affiliates collectively own at least 35% of our Class A common stock, Riverstone can designate up to five nominees to our board of directors, with the board size decreasing by one director when Riverstone and its affiliates no longer own at least 35% of our Class A common stock;

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PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors and each nominee to our board of directors;

- the selling shareholder;

- each of our named executive officers; and

- all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more shareholders, the selling shareholder, directors or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 950 17th Street, Suite 2400, Denver, Colorado 80202.

We and the selling shareholder have granted the underwriters the option to purchase up to an additional 1,607,143 shares of Class A common stock.

| | Shares Beneficially Owned Prior to the Offering[1] | | Shares of Class A Common Stock Offered Hereby (Assuming Exercise in Full of the Underwriters' Option to Purchase Additional Shares) | Shares Beneficially Owned After the Offering[2] | | | | | |
| | | | | Class A Common Stock | | Class B Common Stock | | Combined Voting Power[3] | |
	Number	%		Number	%	Number	%	Number	%
Selling Shareholder									
R/C Energy IV Direct Partnership, L.P. (4)	15,827,033	15.0%	243,644	15,827,033	23.8%	—	0.0%	15,827,033	13.6%
Other 5% Shareholders									
R/C IV Liberty Holdings, L.P.(5)	37,064,748	35.1%	—	4,732,695	7.1%	32,332,053	65.1%	37,064,748	31.9%
Entities associated with Oakmont Corporation (6)	16,185,858	15.3%	—	2,080,157	3.1%	14,105,700	28.4%	16,185,858	13.9%
Entities and persons associated with GMT Capital Corp. (7)	4,781,535	4.5%	—	4,781,535	7.2%	—	0.0%	4,781,535	4.1%
Concentric Equity Partners II, LP (8)	4,781,519	4.5%	—	4,781,519	7.2%	—	0.0%	4,781,519	4.1%
SH Ventures LOS, LLC (9)	5,393,807	5.1%	—	5,393,807	8.1%	—	0.0%	5,393,807	4.6%
C. Mark Pearson	3,769,392	3.6%	—	528,718	0.8%	3,240,674	6.5%	3,769,392	3.2%
Directors, Director Nominees and Named Executive Officers:									
Christopher A. Wright	3,399,147	3.2%	—	3,399,147	5.1%	—	0.0%	3,399,147	2.9%
Michael Stock	1,407,829	1.3%	—	1,407,829	2.1%	—	0.0%	1,407,829	1.2%
Ron Gusek	1,167,315	1.1%	—	1,167,315	1.8%	—	0.0%	1,167,315	1.0%
Cary D. Steinbeck	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
N. John Lancaster, Jr.	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Brett Staffieri	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
William F. Kimble	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Peter A. Dea	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Ken Babcock	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Jesal Shah	—	0.0%	—	—	0.0%	—	0.0%	—	0.0%
Directors and executive officers as a group (10 persons)	5,974,291	5.7%	—	5,974,291	9.0%	—	0.0%	5,974,291	5.1%

(1) Subject to the terms of the Liberty LLC Agreement, each Liberty Unit Holder will, subject to certain limitations, have the right to cause Liberty LLC to acquire all or a portion of its Liberty LLC Units for

shares of our Class A common stock (or cash at our election) at a redemption ratio of one share of Class A common stock for each Liberty LLC Unit redeemed. In connection with such acquisition, the corresponding number of shares of Class B common stock will be cancelled. See "Certain Relationships and Related Person Transactions—Liberty LLC Agreement." Beneficial ownership of Liberty LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units may be redeemed.

(2) The number of shares to be issued to the beneficial holders is based on an implied equity value of Liberty Holdings immediately prior to this offering, based on a price per share equal to the midpoint of the range set forth on the cover of this prospectus. The actual number of shares received by the beneficial holders will be determined after the closing of this offering based on the 5-day VWAP. Any increase or decrease (as applicable) in the 5-day VWAP will result in an increase or decrease in the number of shares of common stock to be received by the holders of Class B Units in Liberty Holdings and a corresponding increase or decrease in the number of shares of common stock to be received by our other Legacy Owners, but will not affect the aggregate number of shares of common stock held by our Legacy Owners. The maximum increase or decrease in the 5-day VWAP would result in a change in the allocation of approximately 1,955,055 shares of Class A common stock as between the holders of Class A Units (which includes our shareholders other than the director nominees listed on the above table) and Class B Units in Liberty Holdings. Shares beneficially owned after the offering do not reflect the exercise of the underwriters' option to purchase additional shares.

(3) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The Liberty Unit Holders will hold one share of Class B common stock for each Liberty LLC Unit.

(4) R/C Energy IV Direct Partnership, L.P. is an investment partnership affiliated with Riverstone/Carlyle Global Energy and Power Fund IV, L.P., or R/C IV. Management and control of R/C Energy IV Direct Partnership, L.P. is with its general partner, Riverstone/Carlyle Energy Partners IV, L.P., which is in turn managed and controlled by its general partner, R/C Energy GP IV, LLC, an affiliate of R/C IV. R/C Energy GP IV, LLC is managed by a management committee consisting of Pierre F. Lapeyre, Jr., David M. Leuschen, James T. Hackett, N. John Lancaster, Daniel A. D'Aniello and Edward J. Mathias. As a result, each of R/C Energy GP IV, LLC and Riverstone/Carlyle Energy Partners IV, L.P. may be deemed to share beneficial ownership of the shares held of record by R/C Energy IV Direct Partnership, L.P. The business address for each of the entities and individuals other than Messrs. D'Aniello and Mathias is c/o Riverstone Holdings, 712 Fifth Avenue, 36th Floor, New York, NY 10019. The business address for each of Messrs. D'Aniello and Mathias is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 200, Washington, D.C. 20004.

(5) R/C IV Liberty Holdings, L.P. is an investment partnership affiliated with R/C IV. Management and control of R/C IV Liberty Holdings, L.P. is with its general partner, Riverstone/Carlyle Energy Partners IV, L.P., which is in turn managed and controlled by its general partner, R/C Energy GP IV, LLC, an affiliate of R/C IV. R/C Energy GP IV, LLC is managed by a management committee consisting of Pierre F. Lapeyre, Jr., David M. Leuschen, James T. Hackett, N. John Lancaster, Daniel A. D'Aniello and Edward J. Mathias. As a result, each of R/C Energy GP IV, LLC and Riverstone/Carlyle Energy Partners IV, L.P. may be deemed to share beneficial ownership of the shares held of record by R/C IV Liberty Holdings, L.P. The business address for each of the entities and individuals other than Messrs. D'Aniello and Mathias is c/o Riverstone Holdings, 712 Fifth Avenue, 36th Floor, New York, NY 10019. The business address for each of Messrs. D'Aniello and Mathias is c/o The Carlyle Group, 1001 Pennsylvania Avenue, N.W., Suite 200, Washington, D.C. 20004.

(6) All shares may be deemed to be beneficially owned by Oakmont Corporation and Robert Day, who may be deemed to control Oakmont Corporation. The reporting herein of such shares shall not be construed as an admission by Oakmont Corporation or Mr. Day that either such person is the beneficial owner of such interests for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose. The principal business address of the Oakmont Corporation and Mr. Day is 865 S. Figueroa St., Suite 700, Los Angeles, CA 90017.

(7) Entities and persons associated with GMT Capital Corp. are BRP Liberty, LLC, Bay Resource Partners, L.P., Bay II Resource Partners, L.P., Thomas E. Claugus, and GMT Exploration Company LLC. GMT Capital Corp. manages each of these entities, and is in turn majority owned and controlled by Thomas E. Claugus. Therefore, GMT Capital Corp. and Mr. Claugus may be deemed to share voting and dispositive

power over the shares held by such entities and may also be deemed to be the beneficial owner of such shares. GMT Capital Corp. and Mr. Claugus disclaim beneficial ownership of these shares in excess of their pecuniary interest therein. The principal business address of each of GMT Capital Corp. and Mr. Claugus is 2300 Windy Ridge Parkway, Suite 550 South, Atlanta, GA 30339.

(8) The general partner of Concentric Equity Partners II, LP is CEP-FIC GP, LP. The principal business address of CEP-FIC GP, LP is 50 E. Washington St. Suite 400, Chicago, Illinois 60602.

(9) The principal business address of SH Ventures LOS, LLC is 655 Brea Canyon Road, Walnut, California 91787.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of Liberty Inc. will consist of 400,000,000 shares of Class A common stock, $0.01 par value per share, of which 66,500,175 shares will be issued and outstanding, 400,000,000 shares of Class B common stock, $0.01 par value per share, of which 49,678,427 shares will be issued and outstanding and 10,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and bylaws of Liberty Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and by-laws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the shareholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, the Liberty Unit Holders will receive one share of Class B common stock for each Liberty LLC Unit that they hold. Accordingly, the Liberty Unit Holders will have a number of votes in Liberty Inc. equal to the aggregate number of Liberty LLC Units that they hold.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the shareholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of

123

Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that will be in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

For a description of registration rights with respect to our Class A common stock, see the information under the heading "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

Listing

We have been authorized to list our Class A common stock for quotation on the NYSE under the symbol "LBRT."

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 66,500,175 shares of Class A common stock. Of these shares, all of the 10,714,286 shares of Class A common stock (or 12,321,429 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by the Liberty Unit Holders and other recipients of Class A common stock in the corporate reorganization in connection with the offering will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each Liberty Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Liberty LLC to acquire all or a portion of its Liberty LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions). See "Certain Relationships and Related Party Transactions—Liberty LLC Agreement." The shares of Class A common stock we issue upon such redemptions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we will enter into a registration rights agreement with the Liberty Unit Holders that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 104,617,444 shares (assuming redemption of all applicable Liberty LLC Units along with a corresponding number of shares of Class B common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers, certain of our principal shareholders, certain of our Legacy Owners and the selling shareholder have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Wells Fargo Securities, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	
Goldman Sachs & Co. LLC	
Wells Fargo Securities, LLC	
Citigroup Global Markets Inc.	
J.P. Morgan Securities LLC	
Evercore Group L.L.C.	
Piper Jaffray & Co.	
Tudor, Pickering, Holt & Co. Securities, Inc.	
Houlihan Lokey Capital, Inc.	
Intrepid Partners, LLC	
Petrie Partners Securities, LLC	
SunTrust Robinson Humphrey, Inc.	
Total	10,714,286

The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares subject to their acceptance of the shares from us and the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' option to purchase additional shares described below. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The underwriters initially propose to offer part of the shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at the public offering price less a concession not to exceed $ per share. After the initial offering of the shares, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling shareholder have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,607,143 additional shares (with up to 1,363,499 shares to be sold by us and up to 243,644 shares to be sold by the selling shareholder) at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares as the number listed next to the underwriter's name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table.

The following table shows the underwriting discounts and commissions, and proceeds, before expenses, to us and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,607,143 shares.

		Total	
	Per Share	No Exercise	Full Exercise
Public offering price			
Underwriting discounts and commissions to be paid by us			
Underwriting discounts and commissions to be paid by the selling shareholder			
Proceeds, before expenses, to us			
Proceeds, before expenses, to the selling shareholder			

We will pay all expenses related to this offering, other than underwriting discounts and commissions related to any shares sold by the selling shareholder. The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, will be approximately $9.0 million. We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (including expenses of Morgan Stanley & Co. LLC in its capacity as the "qualified independent underwriter") up to $25,000. The underwriters have agreed to reimburse us for certain expenses incurred by us in connection with this offering upon the closing of this offering.

We have been authorized to list our shares on the NYSE under the symbol "LBRT."

We, all of our directors and executive officers, and the selling shareholder have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, on behalf of the underwriters, and subject to specified exceptions, we and they will not, during the period ending 180 days after the date of this prospectus, or the restricted period:

- offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares or any securities convertible into or exercisable or exchangeable for shares; or

- enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares;

whether any such transaction described above or in the immediately following sentence is to be settled by delivery of shares or such other securities, in cash or otherwise. In addition, we agree that we will not, during the restricted period, file any registration statement with the SEC relating to the offering of any shares or any securities convertible into or exercisable or exchangeable for shares, and we and each such person agree that, without the prior written consent of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares or any security convertible into or exercisable or exchangeable for shares.

The lock-up restrictions described in the foregoing do not apply to our directors, executive officers and the selling shareholder with respect to:

- transactions relating to shares of Class A common stock or securities convertible into or exercisable or exchangeable for Class A common stock being sold, cancelled or transferred pursuant to the transactions contemplated by the underwriting agreement (including the transactions occurring pursuant to or as contemplated in the Master Reorganization Agreement (as defined in the underwriting agreement)) in connection with this offering;

Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the company. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Affiliates of each of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Citigroup Global Markets Inc., underwriters in this offering, are lenders under the ABL Credit Facility that will be repaid with net proceeds of this offering. See "Use of Proceeds." As a result of the repayment of a portion of the ABL Credit Facility, affiliates of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Citigroup Global Markets Inc. each may receive 5% or more of the net proceeds of this offering. As a result of this repayment, a "conflict of interest" may be deemed to exist under FINRA Rule 5121(f)(5)(C)(i), and this offering will be made in compliance with the applicable provisions of FINRA Rule 5121, which requires a "qualified independent underwriter," as defined by the FINRA rules, to participate in the preparation of the registration statement and the prospectus and exercise the usual standards of due diligence in respect thereto. Morgan Stanley & Co. LLC is serving in that capacity. We have also agreed to indemnify Morgan Stanley & Co. LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. To comply with FINRA Rule 5121, Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Citigroup Global Markets Inc. will not confirm sales to any account over which they exercise discretionary authority without the specific written approval of the transaction of the account holder.

Additionally, the underwriters have informed us and the selling shareholder that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

Pricing of the Offering

Prior to this offering, there has been no public market for our shares. The initial public offering price will be determined by negotiations between us, the selling shareholder and the representatives. Among the factors that will be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any

LIBERTY OILFIELD SERVICES LLC, PREDECESSOR

Condensed Combined Statements of Operations

(Dollars in thousands, except share and per share data)
(Unaudited)

	Nine Months Ended September 30,	
	2017	2016
Revenue:		
Revenue	$ 1,020,291	$206,142
Revenue—related parties	20,681	12,960
Total revenue	1,040,972	219,102
Operating costs and expenses:		
Cost of services (exclusive of depreciation and amortization shown separately below)	807,693	218,156
General and administrative	59,351	22,381
Depreciation and amortization	55,831	30,201
Gain on disposal of assets	(12)	(27)
Total operating costs and expenses	922,863	270,711
Operating income (loss)	118,109	(51,609)
Other expense:		
Interest expense	(6,528)	(4,532)
Interest expense—related party	(761)	—
Total interest expense	(7,289)	(4,532)
Net income (loss)	$ 110,820	$ (56,141)
Supplemental pro forma income tax expense (See Note 1)	$ (24,418)	
Supplemental pro forma net income	$ 86,402	
Supplemental pro forma earnings per common share (See Note 1):		
Basic	$ 0.60	
Diluted	$ 0.59	
Supplemental pro forma weighted average number of common shares outstanding (See Note 1):		
Basic	65,435,484	
Diluted	116,178,602	

See Notes to Condensed Combined Financial Statements.

LIBERTY OILFIELD SERVICES LLC, PREDECESSOR

Combined Statements of Operations
For the Years Ended December 31, 2016 and 2015

(Dollars in thousands)

	2016	2015
Revenue:		
Revenue	$ 356,890	$384,330
Revenue—related parties	17,883	71,074
Total revenue	374,773	455,404
Operating costs and expenses:		
Cost of services (exclusive of depreciation and amortization shown separately below)	354,729	393,340
General and administrative	35,789	28,765
Depreciation and amortization	41,362	36,436
(Gain) loss on disposal of assets	(2,673)	423
Total operating costs and expenses	429,207	458,964
Operating loss	(54,434)	(3,560)
Other expense:		
Interest expense	(6,126)	(5,501)
Net loss	$ (60,560)	$ (9,061)
Supplemental unaudited pro forma income tax benefit (See Note 1)	$ 12,676	
Supplemental unaudited pro forma net loss	$ (47,884)	
Supplemental unaudited pro forma earnings per common share (See Note 1):		
Basic	$ (0.34)	
Diluted	$ (0.34)	
Supplemental unaudited pro forma weighted average number of common shares outstanding (See Note 1):		
Basic	65,435,484	
Diluted	65,435,484	

See notes to combined financial statements.

10,714,286 Shares



Liberty Oilfield Services Inc.

CLASS A COMMON STOCK

PROSPECTUS

Morgan Stanley
Goldman Sachs & Co. LLC
Wells Fargo Securities
Citigroup
J.P. Morgan
Evercore ISI
Simmons & Company International
Energy Specialists of Piper Jaffray
Tudor, Pickering, Holt & Co.
Houlihan Lokey
Intrepid Partners
Petrie Partners Securities
SunTrust Robinson Humphrey

Through and including   , 2018 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.